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Exhibit 99.2

IMPERIAL TOBACCO GROUP PLC
Trading Update—25 September 2003

        Speaking today at a presentation to analysts on regulatory and litigation issues in the tobacco industry, Gareth Davis, Chief Executive, will confirm that overall trading for the current year remains in line with the Group's expectations.

        The UK businesses have again performed well, consolidating the Group's leadership position and moving its cigarette market share up to 44.1% in August.

        In Germany total market share was maintained, driven by a strong performance in other tobacco products. The Group's cigarette market share stood at 19.6% in the year to August. As anticipated, margins improved during the year as synergy benefits were increasingly delivered. The Group awaits the Finance Committee of the German Bundestag's recommendations, due on 30 September, on the amount and timing of the proposed tax increases, although a final decision is not now expected until October.

        Trading in the Rest of Western Europe has been buoyant, with good in-market performances supplemented by the effects of the increase in EU traveller's allowances.

        The Rest of the World contains a number of disparate and, in some cases, volatile markets. Over the year the Group has seen a strong performance in several markets, offset by more challenging conditions in others. In Central and Eastern Europe, the positive volume growth trends from the first half of the year have continued. In addition, Australia and New Zealand continue to deliver strong results and the outlook in the Ivory Coast has improved. Balanced against these good results has been the impact of SARS in Asia Pacific and the war in the Middle East.

        The net impact of exchange rate movements on Group pre-tax profit for the year is not expected to be material, with the strength of the euro being offset by the weakness of the US and Taiwanese dollars.

        Mr Davis said: "Overall, the Group has continued to perform well and we are well placed to deliver another year of growth. The successful integration of Reemtsma is delivering the forecast financial benefits and the strategic position of the enlarged Group has been significantly enhanced."

        Full year results for the period ending 30 September 2003, will be announced on Monday 17 November 2003.

Enquiries
Alex Parsons	office 0117 933 7241
Group Media Relations Manager
Nicola Tate	office 0117 933 7012
Investor Relations Manager
www.imperial-tobacco.com

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  Exhibit 99.2
IMPERIAL TOBACCO GROUP PLC Trading Update—25 September 2003